UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from __________ to ___________

Commission file number 1-13648

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Balchem Corporation 401(k) Profit Sharing Plan

B.   Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Balchem Corporation
52 Sunrise Park Road
New Hampton, NY 10958

REQUIRED INFORMATION

Financial Statements:

4.           In lieu of requirements of Items 1-3, audited financial statements and schedules prepared in accordance with the requirements of ERISA for the plan's fiscal year ended December 31, 2011 are presented herein.

Exhibits:

Exhibit No. 23 - Consent of MCGLADREY LLP, Independent Registered Public Accounting Firm

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23	Consent of MCGLADREY LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2012	BALCHEM CORPORATION
401(k) Profit Sharing Plan

	By:	Balchem Corporation,
Plan Administrator

By: /s/ Dino A. Rossi
Dino A. Rossi, President,
Chief Executive Officer

By: /s/ Francis J. Fitzpatrick
Francis J. Fitzpatrick,
Chief Financial Officer

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN

Financial Statements
and Supplemental Schedule

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm)

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Balchem Corporation 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Balchem Corporation 401(k) Profit Sharing Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Balchem Corporation 401(k) Profit Sharing Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP
New York, NY
June 26, 2012

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Investments at fair value (Note 3)	$34,992,047	$31,933,855
Receivables:
Employer contribution	606,422	580,074
Participant contributions	42,424	1,553
Promissory notes receivable from participants	811,203	776,834
Net assets available for benefits	$36,452,096	$33,292,316

See Notes to Financial Statements.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2011

2011
Additions to net assets attributed to:
Investment Income:
Net appreciation in fair value of investments (Note 4)	$2,486,353
Interest and dividend income	247,568
2,733,921

Interest income - promissory notes receivable from participants	44,268

Contributions:
Participant	1,453,369
Employer ($581,216 cash and $475,183 non-cash)	1,056,399
2,509,768
Total additions	5,287,957
Deductions from net assets attributed to:
Benefits paid to participants	(2,120,948)
Fees, net	(7,229)
Total deductions	(2,128,177)
Net increase in net assets available for benefits	3,159,780
Net assets available for benefits at beginning of year	33,292,316
Net assets available for benefits at end of year	$36,452,096

See Notes to Financial Statements.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2011 and 2010

Note 1 – Description of the Plan

The following description of the Balchem Corporation 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is principally a participant directed, defined contribution plan, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The 401(k) portion of the Plan covers all active employees of Balchem Corporation (the “Company”) who have completed two months of service, as defined, and are 18 years of age or older, except those who are currently covered by a collective bargaining agreement.  Employees may enroll in the Plan on the first day of the month after they become eligible to participate.

The profit-sharing portion of the Plan covers all active employees who have completed 1,000 hours of service, as defined, are 18 years of age or older, and are active employees of the Plan at December 31.  Eligible employees are enrolled in the profit-sharing portion on the first day of the month after they become eligible to participate and the amount of eligible compensation used by the Company is retroactive to the date of hire for eligible employees.

The Company pays administrative and record keeping fees for the Plan. Plan participants are required to pay fees for participant loans and certain brokerage fees for transactions pertaining to investments in Balchem Corporation Common Stock.

Contributions

Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan. Such amounts may be limited by the maximum amounts allowed under Internal Revenue Service regulations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The employer matching contributions equal 35% of each participant’s elected contribution, up to a maximum of 75% of eligible compensation, and the Company may make discretionary profit-sharing contributions at the option of the Company’s Board of Directors. Matching contributions are made in Balchem Corporation Common Stock on a monthly basis based upon the closing price of the stock on the last trading day of each month and are subject to the vesting schedule described below. Included in employer’s contribution receivable as of December 31, 2011 and 2010 were discretionary Company profit sharing contributions made in February 2012 and February 2011 for the 2011 and 2010 Plan years totaling $581,216, and $558,130, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contributions and plan earnings or losses. Allocations are based on participant

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2011 and 2010

account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are 100% vested in their contributions (including rollovers) and discretionary Company profit sharing contributions, plus actual earnings or losses thereon. Vesting in the Company matching contribution portion of their accounts plus actual earnings or losses thereon is based on years of continuous service, as defined. A participant becomes 100% vested after two years of service, except for employees hired as part of certain acquisitions, whose prior credited service is used in determining the vested portion of such matching contributions.

Investment Options

Upon enrollment in the Plan, participants may direct employee contributions to the various investment options administered by Prudential Retirement Insurance and Annuity Company (“PRIAC”) and a maximum of 10% of a participant’s contribution to Balchem Corporation Common Stock Fund. Employer matching contributions are made in Company stock and are directed to the Balchem Corporation Common Stock Fund.  Discretionary contributions are made from the Company’s cash reserves.

Promissory Notes Receivable from Participants

Promissory notes receivable from participants represent loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms extend up to five years or between five and ten years for the purchase of a primary residence. The loans are secured by the balance in the participants’ accounts and bear interest at a fixed rate based on the prime rate plus 2% at the time of loan origination and range from 5.25% to 10.25% at December 31, 2011. Principal and interest are paid ratably through payroll deductions. No allowance for credit losses has been recorded at December 31, 2011 or 2010. In the event of default, such loans are reportable to Plan participants as taxable income but remain outstanding and continue to accrue interest until repaid by the Plan participant or the participant becomes eligible to receive a distribution under the terms of the Plan.

Payment of Benefits

On termination of service, a participant may receive a lump sum amount equal to the vested value of his or her account, or upon death, disability or retirement, the participant may elect to receive annual installments over a period not to exceed the participant’s lifetime, or the joint lifetime of the participant and the participant’s spouse, or an annuity contract.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2011 and 2010

Income (Loss) Allocations

Investment income (loss) for an accounting period shall be allocated to participants’ accounts in proportion to the total of their respective account balances at the beginning of such accounting period plus any contributions or loan repayments credited to the account during the period.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts must first be used to pay plan expenses and then, at the discretion of management, allocated subsequent to the Plan year end to all active participant accounts employed at the Plan year end. Forfeited non-vested accounts at December 31, 2011 and 2010, totaled $3,653 and $10,077, respectively.

Plan Amendment

As of January 1, 2012, the Plan was amended and restated such that an eligible employee who completed at least 1,000 hours of service during the plan year and is employed on the last day of the plan year will share in the allocation of forfeitures.

Note 2 – Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Risks and Uncertainties

The assets of the Plan at December 31, 2011 and 2010 are primarily financial instruments which are monetary in nature. The Plan invests in funds managed by third-parties, Balchem Corporation Common Stock and an investment contract. These investments are subject to risk conditions of the individual investments’ objectives, the stock market, interest rates, economic conditions, world affairs and, in the case of the Balchem Corporation Common Stock, the results of operations and other risks specific to Balchem Corporation. Due to the level of risk associated with certain investment changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Investment Contracts

Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measure attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2011 and 2010

investment contracts through the Guaranteed Income Fund. The Statements of Net Assets Available for Benefits presents the fair value of the Plan’s investments as the contract value for the fully benefit-responsive investment contracts, as the contract value approximates fair value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contract.

The Guaranteed Income Fund is recorded at contract value, which approximates fair value.  Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  There are no reserves against contract values for credit risk of contract issues or otherwise.  The average yield was approximately 2.65% for 2011 and 2010.  The crediting interest rate for these guaranteed funds is reset semiannually by the issuer but cannot be less than zero and was 2.65% at December 31, 2011 and 2010, respectively. There are no events that limit the ability of the Plan to transact at contract value with the Prudential. The Guaranteed Income Fund does not have a maturity date and there are no instances that permit Prudential from terminating the agreement (contract).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Pooled Separate Accounts (PSA’s) fair value is determined by a per unit value for the number of units held by the Plan at year end, much like a mutual fund, whose value is the result of the accumulated values of the underlying investments, and are valued based upon their ending net unit value (“NUV”).  This is based on information reported by the trustee using the audited financial statements of the PSA’s at year end.  The Guaranteed Income Fund is stated at contract value, which approximates fair value.  Common stocks and Registered Investment Companies are valued based upon quoted market prices.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex dividend date.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that could affect the reported amounts of net assets at the date of the financial statements and the reported amounts of changes in net assets available for benefits and disclosure of contingent assets and liabilities during the reporting period. Actual results could differ from those estimates.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2011 and 2010

Subsequent Events

We monitor significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued.  All subsequent events of which we are aware were evaluated through the filing date of this Form 11-K.

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-04, “Amendments to Achieve Common Fair Value Measures and Disclosure Requirements in U.S. GAAP and IFRSs”.  ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in accounting principles generally accepted in the United States of America (GAAP) and International Financial Reporting Standards (IFRSs). The amendment requires additional disclosures about fair value measurements categorized within Level 3 of the fair value hierarchy.  The additional disclosures include quantitative information about the significant unobservable inputs used in Level 3 fair value measurements, the valuation processes used by the Plan, and the Plan’s policy for determining when transfers into or out of Level 3 are deemed to have occurred.  The guidance is to be applied prospectively and is effective for periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements.” This standard requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 recurring fair value measurements. The standard also requires disclosure of activities, on a gross basis, including purchases, sales, issuances and settlements, in the reconciliation of Level 3 fair value recurring measurements. The standard clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The new disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures became effective for periods beginning after December 15, 2009 and did not have a material impact on the Plan’s financial statements. The disclosures regarding the reconciliation of information in Level 3 recurring fair value measurements became effective for periods beginning after December 15, 2010 and, if applicable, are included in the fair value disclosures in Note 3.

Note 3 – Fair Value Measurements

Fair Value Measurements

The Plan accounts for its investments in accordance with ASC 820, “Fair Value Measurements and Disclosures.” ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the input used in measuring fair value as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include:

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2011 and 2010

Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets;
Inputs other than quoted prices that are observable for the asset or liability;
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Market data or assumptions about risk and the risks inherent in the inputs are used in the valuation technique.  These inputs can be readily observable, market corroborated or generally observable.  Primarily the market approach for recurring fair value measurements is applied and also endeavors to utilize the best available information. Accordingly, the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs are utilized.  Fair value balances have been classified based on the observance of those inputs into the fair value hierarchy levels as set forth in the fair value accounting guidance.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Balchem Corporation Common Stock: Valued at the closing price as quoted on the Nasdaq Global Market on the last business day of the Plan year and is classified as a Level 1 investment.

Registered Investment Companies: Valued at the quoted closing market price on the last business day of the Plan year and are classified as Level 1 investments.

Pooled Separate Accounts: Valued at a per unit value for the number of units held by the Plan at year end, much like a mutual fund, whose value is the result of the accumulated values of the underlying investments and are classified as Level 2 investments.

Guaranteed Income Fund: Valued at contract value, which approximates fair value and is classified as a Level 2 investment, as fair value can be measured by observable interest rates in the market.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2011 and 2010
Assets at Fair Value as of December 31, 2011

		Significant
	Quoted Prices	Other	Significant
	In Active	Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Common Stock of Balchem Corporation	$15,307,265			$15,307,265
Registered Investment Companies:
Large cap funds	1,288,179
Mid cap funds	357,028
Small cap funds	66,768
International/Global funds	1,364,754
Fixed income funds	506,008
Total Registered Investment Companies	3,582,737			3,582,737
Pooled Separate Accounts:
Large cap funds		2,268,157
Mid cap funds		924,711
Small cap funds		1,120,088
International/Global funds		759,530
Blended funds		5,097,895
Fixed income funds		680,941
Total Pooled Separate Accounts		10,851,322		10,851,322
Guaranteed Income Fund		5,250,723		5,250,723
Total Assets at Fair Value	$18,890,002	$16,102,045		$34,992,047

Assets at Fair Value as of December 31, 2010

		Significant
	Quoted Prices	Other	Significant
	In Active	Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Common Stock of Balchem Corporation	$13,595,623			$13,595,623
Registered Investment Companies:
Large cap funds	652,202
Mid cap funds	313,105
Small cap funds	27,736
International/Global funds	447,604
Fixed income funds	159,576

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2011 and 2010

Total Registered Investment Companies	1,600,223		1,600,223
Pooled Separate Accounts:
Large cap funds		3,005,966
Mid cap funds		841,186
Small cap funds		1,204,858
International/Global funds		1,842,497
Blended funds		4,755,603
Fixed income funds		250,466
Total Pooled Separate Accounts		11,900,576	11,900,576
Guaranteed Income Fund		4,837,433	4,837,433
Total Assets at Fair Value	$15,195,846	$16,738,009	$31,933,855

Fair Value of Investments in Certain Entities That Calculate Net Asset Value per Share (or its  Equivalent, Net Unit Value)

The Plan's investment in pooled separate accounts has no restrictions on the net asset value per share or its equivalent. There are no known or anticipated redemptions, no unfunded commitments, and no notice is required to sell the shares/units at any given time.

 Note 4 – Investments

Investments at December 31, 2011 and 2010 consisted of:

	2011	2010
Guaranteed Income Fund	$5,250,723	$4,837,433
Registered Investment Companies	3,582,737	1,600,223
Pooled Separate Accounts	10,851,322	11,900,576
Balchem Corporation Common Stock*	15,307,265	13,595,623
	$34,992,047	$31,933,855

The following represents investments that represent 5% or more of the Plan’s net assets:

	2011	2010
Balchem Corporation Common Stock*	$15,307,265	$13,595,623
Guaranteed Income Fund	5,250,723	4,837,433
PRIAC Dryden S&P 500 Index Fund	2,268,157	2,353,904

* A portion of the Balchem Corporation Common Stock is non-participant directed.

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in value as follows:

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2011 and 2010

Pooled Separate Accounts	$30,193
Registered Investment Companies	(246,775)
Balchem Corporation Common Stock	2,702,935
$2,486,353

Note 5 – Non-Participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments are as follows:

	2011	2010
Balchem Corporation Common Stock	$13,392,054	$11,887,334

Year ended December 31, 2011
Change in net assets:
Contributions	$508,412
Dividends and interest	60,263
Net appreciation	2,361,362
Benefits paid to participants	(730,964)
Transfers to participant-directed investments	(694,353)
Net increase	1,504,720
Net assets at beginning of year	11,887,334
Net assets at end of year	$13,392,054

Note 6 – Parties-In-Interest

As of December 31, 2011 and 2010, the Plan held 377,584 and 402,118 shares of Balchem Corporation Common Stock, respectively, with a market value of $15,307,265 and $13,595,623 at December 31, 2011 and 2010, respectively. Certain Plan investments are shares of various funds managed by PRIAC. PRIAC is the trustee of the Plan and, therefore, these transactions are considered party-in-interest transactions. Promissory Notes Receivable from Participants are also considered to be party-in-interest transactions.

Note 7 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 8 – Income Tax Status

The Plan has received a favorable determination letter dated March 31, 2008 from the Internal Revenue Service ruling that it is a qualified plan pursuant to the appropriate section of the Internal Revenue Code (“IRC”) and, accordingly, the earnings of the underlying trust of the Plan are not subject to tax under present income tax law. Once qualified, the Plan is required to operate in

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2011 and 2010

conformity with the IRC to maintain its qualifications. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan accounts for uncertainty in income taxes utilizing ASC 740-10. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. The Plan is currently being audited by the Department of Labor for the Plan years ended December 31, 2008 through December 31, 2011 and the results of the audit have not yet been received.

Note 9 – Reconciliation to Form 5500

	2011	2010
Net assets available for benefits per the financial statements:	$36,452,096	$33,292,316
Differences in:
Investments	811,203	776,834
Promissory notes receivable from participants	(811,203)	(776,834)
Net assets available for benefits per the Form 5500	$36,452,096	$33,292,316

The Form 5500 includes the participant loans in the investment classification, while they are classified separately as promissory notes receivable from participants on the financial statements.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Supplemental Information
December 31, 2011

Schedule H, Part IV, Line 4(i) – Schedule of Assets
Held at End of Year

Identity of issue,	Description of investments including maturity date,	Current
borrower, lessor or similar party	rate of interest, collateral, par or maturity value	value (2)
Prudential Retirement Insurance and Annuity Company	Units of participation in Guaranteed Income Fund –
Guaranteed Income Fund (1)	136,421 units, $38.49 per unit	$5,250,723
Prudential Retirement Insurance and Annuity Company	Units of participation in Small Cap Growth / Times Square Fund –
Small Cap Growth / Times Square Fund (1)	27,198 units, $31.78 per unit	864,323
Prudential Retirement Insurance and Annuity Company	Units of participation in Oppenheimer Global Fund –
Oppenheimer Global Fund (1)	10,325 units, $73.57 per unit	759,530
Prudential Retirement Insurance and Annuity Company	Units of participation in Mid-Cap Growth / Artisan Partners Fund –
Mid-Cap Growth / Artisan Partners Fund (1)	57,718 units, $16.02 per unit	924,711
Prudential Retirement Insurance and Annuity Company	Units of participation in Prudential Lifetime Income & Equity Fund –
Lifetime Income & Equity Fund (1)	3,147 units, $19.40 per unit	61,047
Prudential Retirement Insurance and Annuity Company	Units of participation in Prudential Lifetime Conservative Fund –
Lifetime Conservative Fund (1)	38,650 units, $18.66 per unit	721,113
Prudential Retirement Insurance and Annuity Company	Units of participation in Prudential Lifetime Balanced Fund –
Lifetime Balanced Fund (1)	91,873 units, $18.01 per unit	1,654,405
Prudential Retirement Insurance and Annuity Company	Units of participation in Prudential Lifetime Growth Fund –
Lifetime Growth Fund (1)	56,836 units, $18.06 per unit	1,026,295
Prudential Retirement Insurance and Annuity Company	Units of participation in Prudential Lifetime Aggressive Fund –
Lifetime Aggressive Fund (1)	11,431 units, $17.35 per unit	198,321
Prudential Retirement Insurance and Annuity Company	Units of participation in Janus Advisor Balanced Fund –
Janus Advisor Balanced Fund (1)	32,568 units, $44.11 per unit	1,436,714
Prudential Retirement Insurance and Annuity Company	Units of participation in Goldman Sachs Small Cap Value (Class A) Fund –
Goldman Sachs Small Cap Value (Class A) Fund (1)	4,201 units, $60.89 per unit	255,765
Prudential Retirement Insurance and Annuity Company	Units of participation in Dryden S&P 500 Index Fund –
Dryden S&P 500 Index Fund (1)	27,754 units, $81.73 per unit	2,268,157
Balchem Corporation Common Stock (1)	Units of participation in Balchem Corporation Common Stock –
	377,584 units, $40.54 per unit	15,307,265
Prudential Retirement Insurance and Annuity Company	Units of participation in Core Plus Bond / Reams Fund –
Core Plus Bond / Reams Fund (1)	30,623 units, $22.24 per unit	680,941
Columbia Dividend Income A Fund	Shares of a Mutual Fund - Columbia Dividend Income A Fund –
	51,432 shares, $13.62 per share	700,509
Oppenheimer International Bond A Fund	Shares of a Mutual Fund - Oppenheimer International Bond A Fund –
	45,797 shares, $6.21 per share	284,400
Janus Advisor Perkins Mid Cap Value Fund	Shares of a Mutual Fund - Janus Advisor Perkins Mid Cap Value Fund –
	17,718 shares, $20.15 per share	357,028
Columbia Small Cap Index A Fund	Shares of a Mutual Fund - Columbia Small Cap Index A –
	4,091 shares, $16.32 per share	66,768
Dreyfus International Stock Index Fund	Shares of a Mutual Fund - Dreyfus International Stock Index Fund –
	16,744 shares, $12.61 per share	211,148
Dreyfus Bond Market Index Fund	Shares of a Mutual Fund - Dreyfus Bond Market Index Fund –
	46,126 shares, $10.97 per share	506,008
American Century Growth Fund	Shares of a Mutual Fund - American Century Growth Fund –
	23,918 units, $24.57 per share	587,670
American Funds EuroPacific Fund	Shares of a Mutual Fund - American Funds EuroPacific Fund –
	25,180 units, $34.52 per share	869,206

Promissory Notes Receivable from Participants(1)	Interest rates range from 5.25% to 10.25%	811,203
	Total	$35,803,250

(1)	Parties-in-interest
(2)
All investments held are participant directed except for 330,342 shares/units of Balchem Corporation Common Stock with a cost of $2,943,071 and fair market value of $13,392,054 as of December 31, 2011.